Form C

ADD COMMENT

Cover Page

Name of issuer:

Southeast Business Consultants, Inc.

Legal status of issuer:

> **Form:**
>
> Corporation
>
> **Jurisdiction of Incorporation/Organization:**
>
> NC
>
> **Date of organization:**
>
> 3/1/2013

Physical address of issuer:

5600 77 Center Drive
Charlotte, NC 28217

Website of issuer:

https://redbudgroup.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☑ Other
  - **Describe the security offered:**
  - Profit Participation Loan Agreement

Target number of securities to be offered:

50,000

Price:

$1.00

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

Disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$124,000.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

75

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$370,136.93	$1,099,859.00
Cash & Cash Equivalents:	$277,654.33	$259,434.00
Accounts Receivable:	$18,753.33	$18,693.33
Current Liabilities:	$122,569.40	$151,003.00
Non-Current Liabilities:	$1,223,344.67	$1,845,863.00
Revenues/Sales:	$2,576,409.12	$2,477,665.00
Cost of Goods Sold:	$212,550.38	$235,052.00
Taxes Paid:	$0.00	$0.00
Net Income:	$142,950.68	$212,655.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Southeast Business Consultants, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer. ⓘ

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes

☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined
Gina Scott	CFO	Southeast Business Consultants, Inc.	2020
Stephen Trent Corbin	CEO	Southeast Business Consultants, Inc.	2013

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.
ⓘ

Officer	Positions Held	Year Joined
Gina Scott	CFO	2020
Stephen Trent Corbin	President, CEO	2013

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.
ⓘ

Name of Holder	% of Voting Power Prior to Offering
Stephen Trent Corbin	50%+

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer. ⓘ

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky: ⓘ

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The real estate brokerage industry is subject to extensive federal, state, and local regulations, and recent changes to industry practices may materially impact our business model. Regulatory developments, including new requirements for buyer representation agreements that became effective in recent periods, have changed how real estate agents interact with prospective buyers and may affect our ability to attract and retain clients. These requirements may create additional friction in the client acquisition process, increase our compliance obligations, and potentially reduce transaction volume if prospective buyers are deterred by the need to enter into formal agreements before viewing properties. Additionally, ongoing scrutiny of real estate commission structures, potential changes to Multiple Listing Service rules, evolving fair housing regulations, data privacy requirements, and other regulatory developments could require us to modify our business practices, increase our compliance costs, or alter our commission structure. We may also face increased liability exposure from regulatory violations or failure to adapt to new requirements. Our failure to comply with applicable regulations could result in fines, penalties, license suspensions, or restrictions on our ability to conduct business, any of which could materially harm our operations and financial condition.

Our business depends on maintaining active real estate broker and agent licenses in North Carolina, which are subject to ongoing regulatory requirements and oversight by the North Carolina Real Estate Commission. These licenses require compliance with continuing education requirements, adherence to professional standards of conduct, maintenance of trust accounts, and compliance with advertising and disclosure rules. Any violation of real estate regulations, even if unintentional, could result in disciplinary action including fines, license suspension, or license revocation. The loss of our broker license or the licenses of key agents would prevent us from conducting real estate transactions and could effectively shut down our business. Additionally, changes to licensing requirements, increased regulatory scrutiny, or expansion of regulatory authority could increase our compliance costs and operational complexity. We must also ensure that all of our agents maintain their individual licenses and comply with applicable regulations, and any misconduct by individual agents could result in liability for the company and reputational harm that affects our ability to attract clients and recruit quality agents.

As a real estate brokerage operating under a team model, our ability to generate revenue depends heavily on recruiting and retaining productive real estate agents. The real estate industry experiences high agent turnover, and competition for top-performing agents is intense. Established brokerages and national franchises may offer more attractive commission splits, better brand recognition, superior technology platforms, more comprehensive training programs, or other benefits that make it difficult for us to compete for talent. We must invest significant resources in recruiting, training, and supporting agents, and there is no guarantee that these investments will result in agent productivity or retention. Additionally, our agents are typically independent contractors rather than employees, which limits our control over their activities and makes them more likely to move to competing brokerages. The loss of productive agents could result in immediate revenue declines, and our inability to maintain an adequate number of qualified agents would materially impair our ability to serve clients and generate transaction volume. High agent turnover also increases our costs and diverts management attention from other business priorities.

Our success depends substantially on the continued services and performance of our key management personnel and founding team members who possess specialized knowledge of our business, established relationships in the Charlotte real estate market, and expertise in managing real estate operations. While we have grown to a team of approximately seventy-five individuals, our management team remains relatively small, and the loss of one or more key executives or senior leaders could significantly disrupt our operations. We do not maintain key person life insurance on our executives, which means we would not receive any financial compensation to offset the costs of replacing key personnel or the potential business disruption caused by their departure. Additionally, the real estate industry is relationship-driven, and key personnel may have personal relationships with clients, agents, and industry contacts that could be difficult to transfer to replacement personnel. Competition for experienced real estate management talent is significant, and we may face challenges in attracting qualified replacements if key personnel depart. Any inability to retain our key personnel or attract suitable replacements could adversely affect our business operations, client relationships, agent recruitment, and financial performance.

We may need to raise additional capital in the future to fund our operations, support business growth, invest in technology and marketing, expand our agent base, or pursue strategic opportunities. The proceeds from this offering are designated for use as capital for a specific real estate development project, and we may require additional funding beyond this offering to support our broader business operations. There can be no assurance that additional financing will be available on acceptable terms, or at all. Our ability to obtain financing depends on numerous factors, including market conditions, investor appetite for real estate-related investments, our financial performance, and the overall health of the real estate market. If we are unable to obtain additional capital when needed, we may be forced to curtail our growth plans, reduce our marketing and technology investments, limit our ability to recruit and support agents, or forego strategic opportunities. In a severe scenario, insufficient capital could impair our ability to meet our operational obligations and continue as a going concern. Any future equity financing would also result in dilution to existing investors, potentially reducing the value of their investment.

The Redbud Group operates in the residential real estate brokerage industry in Charlotte, North Carolina, which is characterized by intense competition and relatively low barriers to entry. We compete with numerous established national franchises, regional brokerages, independent agents, and emerging technology-enabled real estate platforms. Many of our competitors have significantly greater financial resources, larger market share, more extensive brand recognition, and broader geographic reach than we do. Additionally, new competitors can enter the market with relatively modest capital requirements, and changes in technology have enabled new business models that may offer lower commission rates or alternative service structures. Our ability to attract and retain clients depends on our reputation, service quality, local market expertise, and competitive commission structures. If we are unable to compete effectively, our transaction volume and revenue could decline materially, which would adversely affect our financial condition and ability to generate returns for investors.

Our revenue is derived primarily from commissions earned on completed real estate transactions. This business model makes us particularly vulnerable to downturns in the housing market and broader economic conditions. Factors such as rising interest rates, reduced housing affordability, declining home prices, increased unemployment, reduced consumer confidence, or tightening credit availability can significantly reduce the volume of real estate transactions in our market. The real estate industry is inherently cyclical, and periods of reduced activity can be prolonged and severe. During market downturns, our revenue may decline substantially while many of our fixed costs remain constant, which could result in operating losses. Our dependence on transaction volume rather than recurring revenue streams means that we have limited visibility into future cash flows and may experience significant volatility in our financial performance. Any sustained decline in the Charlotte real estate market could materially and adversely affect our business, financial condition, and ability to meet our obligations to investors.

The real estate brokerage business operates on relatively thin profit margins, as a significant portion of gross commission revenue must be paid to agents, with the remainder used to cover fixed costs including office space, technology, marketing, insurance, and administrative expenses. Our profitability depends on maintaining sufficient transaction volume to cover these fixed costs, which can be challenging during market downturns or periods of reduced activity. Factors affecting our profitability include commission rates (which face downward pressure from competition and regulatory scrutiny), agent compensation levels (which must remain competitive to attract talent), marketing costs (which may need to increase during slower periods), and various operating expenses that may not decline proportionally with revenue. Additionally, our business model provides limited visibility into future revenue, as we depend on transactions that may take months to close and can fall through unexpectedly. We cannot assure investors that we will achieve or maintain profitability, and periods of operating losses could impair our financial condition and our ability to generate returns for investors.

Our operations rely significantly on various technology systems and third-party platforms to conduct business effectively. We depend on Multiple Listing Service (MLS) systems to access property listings and market homes for our seller clients, customer relationship management software to manage client interactions, transaction management platforms to process deals, digital marketing platforms to advertise our services, and our website and online tools to attract and serve clients. Any disruption, failure, or loss of access to these systems could impair our ability to serve clients, complete transactions, and generate revenue. We have limited or no control over these third-party providers, and they may experience technical failures, impose unfavorable terms, increase fees, change their business models, or discontinue services. Additionally, changes to MLS rules or access, modifications to search engine algorithms that affect our online visibility, or disruptions to digital advertising platforms could significantly impact our ability to attract clients. Our website and digital tools also require ongoing maintenance and updates, and any technical failures or cybersecurity incidents affecting our systems could result in data loss, service interruptions, or reputational harm. Our dependence on technology systems that are outside our direct control creates operational risks that could materially affect our business performance.

Real estate transactions involve substantial sums of money and complex legal and financial considerations, which creates significant potential liability for real estate brokerages. We could face claims arising from alleged errors or omissions in property disclosures, misrepresentations about property conditions, failure to identify material defects, improper handling of earnest money deposits, breach of fiduciary duties, fair housing violations, or other professional misconduct. Even if claims are without merit, defending against litigation can be costly and time-consuming, and adverse judgments or settlements could result in significant financial liability. While we maintain errors and omissions insurance, such coverage may not be adequate to cover all potential claims, may be subject to deductibles and coverage limitations, and may not cover certain types of claims such as intentional misconduct or fraud. Additionally, insurance premiums may increase substantially if we experience claims, and coverage may become difficult or prohibitively expensive to obtain. The actions of our agents, even if contrary to our policies and training, could result in liability for the company. Significant legal claims or adverse judgments could exceed our insurance coverage, deplete our financial resources, damage our reputation, and materially harm adverse judgments could exceed our insurance coverage, deplete our financial resources, damage our reputation, and materially harm our business and financial condition.

Our business is highly sensitive to macroeconomic conditions and factors affecting consumer confidence and purchasing power. Economic recessions, rising unemployment, wage stagnation, stock market declines, or other adverse economic conditions can significantly reduce demand for real estate services as consumers delay home purchases or decide not to sell their current homes. Rising interest rates have a particularly pronounced effect on the housing market by reducing affordability and dampening buyer demand, which directly impacts transaction volume and our revenue. Inflation can increase our operating costs while simultaneously reducing consumer purchasing power. Additionally, changes in tax laws affecting mortgage interest deductions or capital gains treatment could reduce the attractiveness of homeownership and decrease transaction activity. Tightening credit conditions or reduced availability of mortgage financing can also restrict the pool of qualified buyers. Because real estate is typically the largest purchase consumers make, housing markets are often among the first sectors to decline during economic downturns and may be slow to recover. Any sustained period of adverse macroeconomic conditions could result in prolonged declines in our transaction volume and revenue, potentially resulting in operating losses and impairing our ability to meet our obligations.

Our business could be materially disrupted by natural disasters, pandemics, public health emergencies, severe weather events, or other force majeure events. Such events could damage properties in our market area, displace residents, disrupt local economic activity, or create conditions that make it difficult or impossible to conduct real estate transactions. Pandemics or public health emergencies could restrict our ability to show properties, conduct open houses, or meet with clients in person, and could create broader economic disruptions that reduce demand for real estate services. Natural disasters such as hurricanes, floods, or severe storms could damage properties, affect insurance availability and costs, or make certain areas less desirable to buyers. Climate change may increase the frequency or severity of such events. Additionally, force majeure events could disrupt the operations of mortgage lenders, title companies, inspectors, appraisers, and other service providers that are essential to completing real estate transactions. While we may be able to adapt certain aspects of our operations in response to such events, prolonged disruptions could significantly reduce our transaction volume and revenue, and we may lack adequate insurance or resources to fully mitigate the financial impact of such events.

An investment in these securities is highly speculative and involves a high degree of risk. You should invest only if you can afford to lose your entire investment. The securities are being offered pursuant to Regulation Crowdfunding, which permits companies to raise capital from investors who may not be sophisticated or experienced in evaluating early-stage investments. There is no guarantee that the company will be successful, generate profits, or provide any return on your investment. The company operates in a competitive and cyclical industry, and numerous factors could prevent it from achieving its business objectives. If the company fails, becomes insolvent, or is unable to generate sufficient cash flow, investors may lose their entire investment. Additionally, there is no public market for these securities, and none is expected to develop. The securities are subject to substantial restrictions on transferability, and you should expect to hold your investment for an indefinite period. You will not be able to liquidate your investment readily, even in cases of emergency. The securities have not been registered under the Securities Act of 1933 or state securities laws, and may not be sold or transferred except pursuant to an applicable exemption from registration requirements. Investors must be prepared to bear the economic risk of this investment for an extended period and should not invest funds that they may need for other purposes.

As a minority investor in the company, you will have no ability to influence or control the management, strategic direction, or day-to-day operations of the business. The company's management and controlling shareholders will make all decisions regarding business operations, financing activities, compensation, acquisitions, asset sales, and other material matters without your input or approval. You will have no right to elect directors, approve major transactions, or otherwise participate in corporate governance. Your investment will be subject to the decisions of management, which may include decisions that you disagree with or that may not be in your best interests as a minority investor. Additionally, as a Regulation Crowdfunding investor, you will have limited information rights compared to investors in registered securities or traditional private placements. While the company is required to file annual reports with the SEC, these reports contain less detailed information than reports required of public companies, and the company may terminate its reporting obligations under certain circumstances. You will have limited ability to monitor your investment or assess the company's ongoing performance, and you may not receive advance notice of material developments affecting the company. Your lack of control and limited information rights mean that you must rely entirely on management's judgment and integrity, with limited ability to protect your investment if management makes poor decisions or acts contrary to investor interests.

In this offering structure, the founder of the company has designated themselves as the lead investor who will sign documents and make decisions on behalf of all investors in the special purpose vehicle. This arrangement creates significant conflicts of interest because the founder simultaneously represents the interests of the company (as its founder and operator) and the interests of investors (as the lead investor and investor representative). These interests may not always align, and in many situations the founder's interests as company operator may directly conflict with the interests of investors. For example, decisions regarding company valuation, terms of future financings, timing of liquidity events, dividend policies, related-party transactions, or other material matters may benefit the company and founder at the expense of investors. The founder may also have access to material non-public information about the company's performance, prospects, and challenges that is not shared with other investors, creating an informational advantage that could be used to benefit the founder's position. Unlike typical investment structures where an independent third party represents investor interests and provides checks and balances on company management, this structure provides no independent investor advocate. Investors will have no independent representative to negotiate on their behalf, monitor the company's performance, challenge management decisions, or take action to protect investor interests if conflicts arise. This lack of independent representation substantially increases the risk that investor interests may be subordinated to the interests of the founder and company management.

The Redbud Group operates exclusively in the Charlotte, North Carolina metropolitan area, which concentrates our business risk in a single geographic market. Our success is therefore directly tied to economic conditions, employment trends, population growth, and real estate market dynamics specific to Charlotte. Adverse developments affecting the Charlotte area—such as the relocation or downsizing of major employers, natural disasters, changes in local tax policies, deterioration of schools or infrastructure, or other factors that make the area less attractive to residents—could significantly reduce demand for real estate services in our market. Unlike competitors with operations in multiple markets, we lack geographic diversification to offset weakness in any particular region. This concentration of risk means that local market conditions will have a disproportionate impact on our financial performance, and we may be unable to adapt quickly if the Charlotte market experiences a sustained downturn.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above,

It cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

---

10. How does the issuer intend to use the proceeds of this offering? ⓘ

If we raise: **$50,000**

Use of Proceeds: If only the minimum target amount is raised, expected use of proceeds is approximately 41% product development, 23% hiring and payroll, 13% sales and marketing, 15.1% working capital and general corporate purposes, 7.9% Wefunder fee and related offering expenses. The issuer intends to prioritize essential operating execution and near-term milestones, and management may reallocate among categories based on hiring pace, customer demand, market conditions, and timing of expenditures.

If we raise: **$124,000**

Use of Proceeds: If the maximum target amount is raised, expected use of proceeds is approximately 35% product development, 28% hiring and payroll, 18% sales and marketing, 11.1% working capital and general corporate purposes, and 7.9% Wefunder fee and related offering expenses. The additional capital will enable accelerated growth initiatives, expanded team hiring, and broader market reach beyond the essential milestones prioritized at the minimum target. Management may reallocate among categories based on hiring pace, customer demand, market conditions, and timing of expenditures.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.

Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.

Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.

Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.

Closing; Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.

Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

0% Interest, Unsecured, Profit Participation Loan See exact security attached as Appendix B, Investor Contracts.

In exchange for the Lender's capital, the Lender and the Company enter into this Agreement whereby the Lender will share in the net profits of the Company for the following Projects:

SPRING STREET PROJECT, *totals three (3) homes*

CARMEL COUNTRY CLUB PROJECT, *totals two (2) homes*

FERGUSON COURT PROJECT, *totals one (1) home*

Key Terms: **0 percent (%) per annum**. Company agrees to pay the Borrowed Money in accordance with the terms set forth herein.

"Net Profits" means, with respect to each Project, the gross sales proceeds received from the sale of homes in such Project, less all direct costs and expenses actually incurred and reasonably attributable to the acquisition, development, construction, marketing, and sale of homes in such Project. Net Profits shall not include any deduction for general corporate overhead, management fees, or compensation paid to officers or affiliates of the Company unless specifically disclosed to Lenders in writing prior to the Effective Date.

Net Profits on the Projects will be allocated and distributed based on a percentage of the total outside capital raised by the Company for the Projects, and the Lender net profit allocation, which is 80% of the total net profit.

For example, assuming a cumulative net profit of $200,000.00 for the Projects, 80% of that is allocated to Lenders (*$160,000.00*).

A Profit Participation Loan of $6,000.00 would equate to a $2,000.00 allocation across the Projects, which is 0.70% of total capital raised.

Based on the $160,000.00 net profit described above, the Lender would earn $1,120.00 (*0.70% x $160,000.00*) in cumulative net profit from the Projects.

The full balance of this Agreement is due and payable on **December 31, 2027**.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

N/A

16. How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights
Common Stock	100000	100000	☑

Class of Security	Total Pool	Issued

Class of Security	Total Pool	Issued
Warrants	None	
Options	None	

Describe any other rights:

N/A

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights in the company, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These decisions could affect net revenues and diminish payments made to Investors. Based on the risk that the company may never realize revenues or face a Default Event, the Investor may never see any returns. Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;
- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage

interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds
		No exempt offerings.		

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest: ?

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations. ?

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

The Redbud Group is a real estate team operating in Charlotte, North Carolina, providing residential real estate services including home buying, selling, and property search. They operate under the legal entity Southeast Business Consultants, Inc. and offer comprehensive real estate services to clients in the Charlotte area.

We are an early-stage company and have generated operating income and positive cash flows from operations in recent periods. There can be no assurance that we will continue to be profitable in future periods.

As of May 7, 2026, we had cash and cash equivalents of approximately $168,137.84.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of the date of the financial statements included in this offering statement, our total assets were $370,136.93 and our current and non-current liabilities, as reflected in available financial statement fields, were $1,345,914.07.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of the date of the financial statements included in this offering statement, we had cash and cash equivalents of approximately $277,664.33.

Based on our current operations, we have a monthly net profit of approximately $53,000.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we expect to have sufficient cash to fund operations for at least the next 12 months.

To date, our operations have been funded through minimal cash resources and have not included any external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we had total outstanding indebtedness consisting of 12 loans and approximately $2,587,997.84 in aggregate principal obligations. The indebtedness consists of $500,000, $499,900, $18,258.07, $28,701, $179,216.68, $10,978.96, $5,732.83, $10,177.63, $69,335.66, $27,000.46, $15,351.55, and $1,223,345. The material terms of such indebtedness are described in Item 24 of this Form C and include 8% interest rate, maturity on 2027-09-30, 3.25 interest rate, maturity on 2052-03-16, no stated interest rate, maturity on 2026-12-28, no stated interest rate, no stated maturity date, 7.50 interest rate, maturity on 2030-02-06, 8.69 interest rate, maturity on 2026-12-28, 6.79 interest rate, maturity on 2026-12-28, no stated interest rate, no stated maturity date, no stated interest rate, no stated maturity date, no stated interest rate, no stated maturity date, no stated interest rate, no stated maturity date, and no stated interest rate, no stated maturity date.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

We have not conducted any exempt offerings or raised capital in the past three years.

Known Trends, Events, and Uncertainties

Management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

Impact of This Offering

The proceeds from this offering are expected to be used as capital for Broadtail Homes next build. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, Gina Scott, certify that:

(1) the financial statements of Southeast Business Consultants, Inc. included in this Form are true and complete in all material respects; and

(2) the financial information of Southeast Business Consultants, Inc. included in this Form reflects accurately the information reported on the tax return for Southeast Business Consultants, Inc. filed for the most recently completed fiscal year.



Gina Scott
CFO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with

the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an individual that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such circumstances, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some

of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://redbudgroup.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- The Redbud Group Profit Participation Agreement Loan

Appendix C: Financial Statements

- Financials 1

- Financials 2

- Financials 3

- Financials 4

- Financials 5

- Financials 6

- Financials 7

- Financials 8

Appendix D: Director & Officer Work History

- Gina Scott

- Stephen Trent Corbin

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML
Offering Statement (this page)
Appendix A: Business Description & Plan
Appendix B: Investor Contracts
    The Redbud Group Profit Participation Agreement Loan
Appendix C: Financial Statements
    Financials 1
    Financials 2
    Financials 3
    Financials 4
    Financials 5
    Financials 6
    Financials 7
    Financials 8
Appendix D: Director & Officer Work History
    Gina Scott
    Stephen Trent Corbin

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ I verify the Form C is 100% accurate

☑ I agree to the Wefunder Listing Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Southeast Business Consultants, Inc.

By

Gina Scott

CFO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Gina Scott

CFO

5/29/2026

Stephen Trent Corbin

President

5/29/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.